Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300

June 25, 2025

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas O’Leary

    Re:    Ontrak, Inc.
        Registration Statement on Form S-1/A
        Filed June 20, 2025
        File No. 333-288099

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 20, 2025, in which we requested acceleration of the effective date of the above-referenced registration statement to 5:00 p.m., Eastern Time, on June 23, 2025, or as soon thereafter as practicable. The above-referenced registration statement has not yet been declared effective. By this letter, we hereby withdraw the June 20, 2025 request for acceleration of the effective date thereof.

Further, by this letter, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Thursday, June 26, 2025, or as soon thereafter as possible.

Please notify John Tishler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (858) 720-8943 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

ONTRAK, INC.

By:	/s/ James Park
Name:	James Park
Title:	Chief Financial Officer